[Letter Head of TV Azteca]

                    AZTECA AMERICA NETWORK SIGNS AFFILIATE IN
                    NEW YORK CITY AND BOOSTS COVERAGE TO 53%
                           OF THE U.S. HISPANIC MARKET

            New Affiliate Breaks the Fastest Growing Hispanic Network
                 in the United States to National Network Level

FOR IMMEDIATE RELEASE

Mexico  City,  December 3,  2002--TV  Azteca,  S.A.  de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today that Azteca America, the company's wholly owned broadcasting network focused on the U.S. Hispanic market, has signed a new affiliate in New York City, with no associated equity investment from TV Azteca.

With the addition of WXNY Channel 39 in New York City, Azteca America now reaches 53% of the U.S. Hispanic market. "With an antennae atop the Citicorp building in Manhattan, the Azteca America signal will reach more than 10 million viewers, more than 2.5 million of whom are Hispanics," said Luis J. Echarte, President and CEO of Azteca America. "Our engineers estimate that our coverage area includes the five boroughs of New York City, as well as neighboring communities of New Jersey, who will now be able to enjoy some of the finest Spanish-language programming," added the executive.

According to the 2000 US Census, Hispanics comprise 27% of the total population of New York City.

"New York brings us to our goal of network coverage for 2002 with a month remaining in the year," said Pedro Padilla, TV Azteca's CEO. "We are now in a position to leverage our excellent Madison Ave. sales team for preseason sales."

Our New York affiliate is added to Azteca America's 17 existing markets, including Albuquerque, Austin, Bakersfield, Fresno-Visalia, Houston, Las Vegas, Los Angeles, Miami, Orlando, Palm Springs, Reno, Sacramento-Stockton-Modesto, Salt Lake City, San-Francisco-Oakland-San Jose, Santa Barbara, West Palm Beach-Ft. Pierce and Wichita.


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Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

                                  Bruno Rangel
                             TV Azteca, S.A. de C.V.
                                 5255 3099 9167
                            jrangelk@tvazteca.com.mx


                                Media Relations:

                                 In Los Angeles


     Carmen Lawrence                                         Sonia Pena
    Weber Shandwick                                       Weber Shandwick
     310-407-6570                                          310-407-6570
clawrence@webershandwick.com                          spena@webershandwick.com


                                 In Mexico City

       Daniel McCosh                                        Tristan Cana
       5255-3099-144                                       5255-3099-1441
  dmccosh@tvazteca.com.mx                              tcanales@tvazteca.com.mx